Exhibit 4.20

EMPLOYMENT AGREEMENT

This Agreement is made by and between AETERNA ZENTARIS INC., a corporation duly incorporated under the laws of Canada, (the “Corporation”) and Giuliano La Fratta, of 4995 de la Monrandiere Pierrefonds, Quebec, H9K 1S7 Canada (the “Executive”) and shall be effective as of January 15, 2022 or such other date as the parties agree (the “Effective Date”):

SECTION 1 - PURPOSE:

1.1	The Corporation wishes to employ at the Effective Date the Executive as its Senior Vice President, Finance and Chief Financial Officer (“CFO”), performing the associated duties of this position (including executing the Corporation’s quarterly financial certifications for filing) and such other duties as may be assigned from time to time by the Corporation, and the Executive agrees to be employed in such manner on the terms and conditions set forth herein.

SECTION 2 - TERM:

2.1	Subject to a background check that is satisfactory to the Corporation, this Agreement will be effective from the Effective Date and will continue in effect until it is terminated in accordance with Section 6 - (the “Term”). The Executive recognizes that the employment is conditional upon completion, to the Employer’s satisfaction, of background checks including criminal record check. The Executive will sign and return any forms or consents and take any steps necessary for the Corporation to conduct the background checks as required by the Corporation. The Corporation may use the services of a third-party background checking firm to conduct some or all of the background checks, and that the Employer will provide personal information, including any forms and consents, to the background checking firm for this purpose. If the background check is not satisfactory to the Corporation, then this Agreement is null and void.

SECTION 3 - DUTIES:

3.1	The Executive will work on a full-time basis and will devote the Executive’s full time, attention, skill and efforts to the faithful performance and discharge of the duties and responsibilities as CFO in conformity with the highest professional standards, in a prudent and workmanlike manner and in a manner consistent with the obligations imposed under applicable law. While working and in his off hours the Executive shall promote the best interests of the Corporation, and shall not take any action, or fail to take any action which failure could, or could reasonably be expected to, have an adverse effect on the business of the Corporation. The Executive shall hold no other paid employment or office during the Term, except as may be permitted by the Corporation in its discretion.

3.2	The Executive shall report to and closely partner with the President and Chief Executive Officer of the Corporation. The Executive shall serve as a member of the executive management team of the Corporation and report to the Corporation’s Audit Committee and Board, as required.

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3.3	The Executive’s principal place of business is at his home office in Montreal and any reassignment of his principal place of business outside Montreal will be to a place mutually agreed upon by the Executive and the Corporation. The Executive will comply with any reasonable directions of the Corporation related to working from his home, including confidentiality, privacy, and occupational health and safety considerations. The Executive understands that the Executive will be required to travel domestically and internationally from time to time to further the business and interests of the Corporation.

3.4	The Executive acknowledges that during the Term the Executive must comply with (i) the lawful policies and procedures established by the Corporation from time to time, including any code of ethics or business conduct adopted by the Corporation (including any future revisions of such policies, procedures or other codes of business conduct) and the Executive acknowledges having been given a copy of the Corporation’s Code of Conduct in advance of executing this Agreement; and (ii) all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory and administrative bodies.

SECTION 4 - COMPENSATION:

4.1	Annual Base Salary. The Corporation shall pay the Executive a base annual salary (the “Base Salary”), which initially shall be $275,000(CAD), subject to applicable withholdings and deductions and payable in accordance with the Corporation’s standard payroll practices for executive officers. The Base Salary shall be reviewed annually by the Board or a committee of the Board and may be increased in accordance with the Corporation’s compensation policy. Finally, all or part of the Executive’s Base Salary may be paid through an Affiliate of the Corporation.

4.2	Annual Cash Bonus. The Executive shall be eligible to earn an annual cash bonus (the “Annual Bonus”) of up to 30% of the Base Salary. The granting of an Annual Bonus, if any, shall be based on the mutually agreed objectives for the performance of the business and the Executive and it is subject to the approval by the Board in its sole discretion. The Annual Bonus, if any, payable for any calendar year shall be paid no later than March 15 of the following calendar year. To be eligible to receive any Annual Bonus, the Executive must not have given notice of termination or received notice of termination of employment for Cause (as defined below) under this Agreement at the time that Annual Bonus payments are made.

4.3	Stock Options. Subject to any required shareholder and/or regulatory approval, the Executive shall be eligible to receive an annual grant of stock options to purchase shares of the Corporation’s publicly-traded common stock (the “Common Stock”), subject to vesting, exercise, pricing and all other applicable terms of the Corporation’s Stock Option Plan. Granting of such annual stock options shall also be subject to the prior approval and the sole discretion of the Board and the parties agree that any such grant is a prospective benefit intended to compensate the Executive for future performance. If any shareholder or regulatory approval is required, the Corporation shall promptly undertake all reasonable efforts to secure such approval. Within 60 days of the later of Effective Date and the expiry of any blackout period in effect as of the Effective Date, the Corporation will seek Board approval to grant to the Executive 50,000 options to purchase Common Stock with a strike price to be determined on the day of the grant. These options will have a 7 year term and will vest in equal one-third amounts on each of the first three anniversaries of the grant date.

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4.4	Business Expenses. The Corporation shall reimburse the Executive, upon presentation of valid receipts or vouchers, for reasonable entertainment, travel and other business expenses, incurred on behalf of or at the request of the Corporation, so long as they are in incurred accordance with the Corporation’s policies and rules for such reimbursements.

4.5	RRSP Contribution. The Corporation will contribute to Executive’s RRSP an amount equal to 5% of the Base Salary paid to the Executive or, if less, the maximum annual contribution permitted by law, without regard to any prior year’s contribution room or any allowable over contribution. This contribution will be paid directly to the Executive on a bi- weekly basis through the Corporation payroll system. The RRSP contribution is not part of the Base Salary.

4.6	Benefits. The Corporation shall reimburse the Executive on a monthly basis for the cost of a health and welfare insurance program purchased by the Executive to a maximum annual amount of 3% of the Base Salary. This reimbursement will be paid to the Executive on a bi- weekly basis through the Corporation payroll system. The benefits reimbursement is not part of the Base Salary. The Corporation will not be responsible for providing any health and welfare benefits to the Executive provided that if the Corporation becomes obligated to provide any such benefits as a result of a change in the applicable law, the obligation of the Corporation to reimburse the Executive will be adjusted accordingly.

4.7	No other entitlement. The Executive is not entitled to any other payment, compensation, benefit, perquisite, allowance or entitlement other than as specifically set out in this Agreement or as otherwise agreed to in writing by the Corporation and the Executive.

SECTION 5 - VACATION:

5.1	The Executive shall be entitled to an annual vacation of four weeks, which will vest on a monthly basis, in accordance with the Corporation’s vacation policy for executives, subject to the approval of the Corporation’s CEO or the CEO’s designee. All of the vacation shall be taken during each calendar year and shall not be carried over in any amount into succeeding years, except as required by applicable employment standards legislation and provided that, at the written request of the CFO in advance, the Corporation may in its discretion allow up to 5 days of annual vacation to be carried over to the next calendar year for use in that next calendar year.

SECTION 6 - TERMINATION:

6.1	Termination. Notwithstanding any other term of this Agreement, either the Corporation or the Executive may terminate the Executive’s employment at any time for any reason, with or without Cause, as set out below.

6.2	Termination for Cause. The Executive’s employment may be terminated by the Corporation for Cause upon notice in writing transmitted to the Executive, with the Corporation being bound to pay only earned but unpaid wages, including vested vacation that is owed, to the date of termination and reimbursement for business expenses properly incurred but not reimbursed as of the date of termination. For the purpose of this subsection Fehler! Verweisquelle konnte nicht gefunden werden. and this Agreement, “Cause” means any of the following reasons:

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(a)	The Executive is declared bankrupt or insolvent or makes an assignment of substantially all of the Executive’s property or is placed under protective supervision.

(b)	The Executive materially fails or refuses to adequately perform the duties or responsibilities assigned by the Corporation or its Board.

(c)	The Executive engages in fraud, theft, embezzlement or other criminal act of a similar nature, or commits an act of serious misconduct or willful or gross negligence in the performance of the Executive’s duties.

(d)	Any act or failure to act by the Executive, the result of which is materially detrimental to the business or reputation of the Corporation.

(e)	The Executive materially breaches Section 7 -, Section 8 - or Section 9 - of this Agreement.

(f)	Any other act or omission or series of acts or omissions by the Executive that would, pursuant to applicable law, permit the Corporation to terminate the Executive’s employment for cause.

6.3	Termination for Disability. Subject to any legal duty to accommodate the Executive, the Executive’s employment may be terminated if the Executive becomes physically or mentally disabled to such an extent as to render the Executive unable to perform the essential functions as CFO for an aggregate of 26 weeks during a period of 12 consecutive months. If there is any disagreement between the Corporation and the Executive as to the Executive’s disability or as to the date any such disability began or ended, such disagreement will be determined by a physician mutually acceptable to the Corporation and the Executive whose determination will be conclusive evidence of any such disability and of the date any such disability began or ended. In such a case, the Corporation shall be bound to pay the Executive 1) any earned but unpaid wages, including vested vacation, to the date of termination and reimbursement for business expenses properly incurred but not reimbursed as of the date of termination; and 2) those termination and severance payments required by applicable employment standards legislation. The Executive shall not be entitled to any other notice, or payment in lieu of notice in respect of the termination of the Executive’s employment.

6.4	Termination by Death. In the event of the Executive’s death during the Term, the Corporation’s obligation to make payments under this Agreement shall terminate on the date of death, except the Corporation shall pay the Executive’s estate or surviving designated beneficiary or beneficiaries, as appropriate, any earned but unpaid wages, including vested vacation, and reimburse business expenses incurred but not reimbursed as of the date of death.

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6.5	Voluntary Termination. If the event the Executive wishes to resign for any reason, the Executive shall give at least 30 days, and no more than 3 months, prior written notice of such resignation and will assist with transitional duties as required by the Corporation. Any such notice shall not relieve either the Executive or the Corporation of their mutual obligations to perform under this Agreement, provided that the Corporation is under no obligation to utilize the Executive’s services during this period, or to relieve the Corporation to compensate the Executive during such notice period for any earned but unpaid wages, vested vacation and reimburse business expenses incurred but not reimbursed as of the date of termination. Upon receipt of such notice, the Corporation may terminate the employment of the Executive at any time by providing the Executive with an amount equal the lesser of 30 days Base Salary and the Base Salary for the balance of the notice period provided by the Executive.

6.6	Termination Without Cause. The Corporation may terminate the Executive’s employment at any time without Cause by providing written notice to the Executive. The Corporation will pay to the Executive any earned but unpaid wages, including the vested vacation, and reimburse business expenses incurred but not reimbursed to the Executive as of the date of termination. In the event that the Corporation terminates the Executive’s employment without Cause, other than as contemplated in subsection Fehler! Verweisquelle konnte nicht gefunden werden. the Corporation shall pay to the Executive Base Salary, benefit reimbursement, RRSP and Average Annual Bonus (as defined below) equal to:

(a)	6 months, if the employment is terminated within 12 months of the Effective Date;

(b)	8 months, if the employment is terminated on or after the first anniversary, and before the second anniversary, of the Effective Date;

(c)	10 months, if the employment is terminated on or after the second anniversary, and before the third anniversary, of the Effective Date; or

(d)	12 months, if the employment is terminated on or after the third anniversary of the Effective Date, (the “Severance Pay”).

The Severance Pay will be made as a lump sum or salary continuance, at the Corporation’s discretion. In case of salary continuance, payments will be made to the Executive in accordance with the Corporation’s regular payroll schedule and will include an amount for the Average Annual Bonus. The “Average Annual Bonus” will be the annual average of the Annual Bonus paid to the Executive for the two full bonus years preceding the date of termination provided that if the Executive has been employed for less than one full bonus year, then the Average Annual Bonus will be the target Annual Bonus award and if the Executive has been employed for more than one full bonus year but less than two full bonus years, then the Average Annual Bonus will be the amount of any Annual Bonus paid to the Executive.

6.7	Release. The parties agree that the provisions of subsection 6.6 are fair and reasonable and that the payments, benefits and entitlements referred to in subsection 6.6 above are reasonable estimates of the damages which will be suffered by the Executive in the event of the termination of the Executive’s employment with the Corporation. Except as otherwise provided in subsection 6.6, the Executive shall not be entitled to any further notice of termination, payment in lieu of notice of termination, severance, damages, or any additional compensation whatsoever including at common law and the amounts payable are inclusive of any statutory payments. As a condition to receiving any payment pursuant to Subsection 6.6 (except for the Corporation’s obligations pursuant to employment standards legislation), the Executive must deliver a full and final release from all actions or claims in connection therewith in favour of the Corporation, the Corporation’s affiliates, and all of their respective officers, directors, trustees, shareholders, employees, attorneys, insurers and agents, such release to be in a form satisfactory to the Corporation. In the absence of providing such a signed release, the Executive will only be entitled to the minimum notice or pay in lieu of notice, if any, required by the applicable employment standards legislation.

6.8	Clawback Entitlement. If the Corporation finds, after full consideration of the facts, that the Executive engaged in fraud, theft, embezzlement or any other criminal act of a similar nature during the Executive’s employment with the Corporation, the Corporation is entitled to obtain reimbursement from the Executive, to the full extent permitted by governing law and to the extent it determines (in its sole discretion) that it is in the Corporation’s best interest to do so. Such reimbursement shall include 1) any portion of any performance-based compensation paid or awarded to the Executive, whether cash or equity based, that is greater than would have been paid or awarded in the absence of fraud, theft, embezzlement or any other criminal act of a similar nature in the performance of the Executive’s duties to the Corporation; and 2) immediately repayment to the Corporation of all amounts that were paid the Executive pursuant to subsection 6.6 of the Agreement (except for the Corporation’s obligations pursuant to employment standards legislation). This subsection 6.8 does not limit the Corporation’s right to take other appropriate actions with respect to the Executive, including termination of his employment and other remedial and recovery action.

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SECTION 7 - NO COMPETITION, NO SOLICITATION AND LOYALTY:

7.1	Competitive Business. The Corporation’s business includes developing and commercializing endocrinology products for sale in Canada, the United States, and Europe (the “Business”). The Executive will hold a senior executive role for the Corporation, will have extensive access to, and will be entrusted with, highly sensitive Confidential Information (as defined below) and will be involved in, and responsible for strategic, supervisory and managerial decisions for the Corporation. The Executive will develop important relationships with key stakeholders of the Business, including customers, partners, suppliers, prospects and employees, such that the goodwill and competitiveness of the Corporation depend in part on the Executive. As a result, the Business would be vulnerable to, and harmed by, the Executive performing duties and work that are competitive with or detrimental to the Business for a reasonable period after the employment of the Executive with the Corporation terminates.

7.2	No Competition. During the Term, the Executive will not compete with the Corporation in any manner whatsoever. For a period of 12 months following the date of termination of the Executive’s employment (for any reason), the Executive shall not, in any capacity, compete with the Corporation, directly or indirectly, in the development and/or commercialization of the endocrinology products that compete, or could compete, in the territory with endocrinology products that the Corporation is developing or commercializing. For the purpose of this subsection 7.2 and subsections 7.4 and 7.5, “capacity” means as an executive, employee, director, officer, employer, principal, agent, partner, contractor, franchisor, franchisee, distributor or consultant, “territory” means the United States, the provinces of Quebec, Ontario, Alberta and British Columbia within Canada, , Germany, Italy, France, Spain, and Great Britain, and “compete” means to engage in work that:

(a)	is the same or similar to any of the duties of the Executive as CFO under this Agreement and relates to products and/or services that are competitive with any of the products and/or services of the Business or involve the management, direction or supervision of any person performing such duties; or

(b)	is executive, management, supervisory, consultation or strategic work in circumstances where the Executive has Confidential Information that if used or disclosed in performing such work could be advantageous to a competitor of the Business or detrimental to the Business.

7.3	The non-competition covenant in subsection 7.2 does not prevent the Executive from engaging in purely passive investments in the shares or other securities of a corporation or entity other than the Corporation whose securities are publicly traded on a recognized stock exchange where the securities so held by the Executive do not represent more than five percent (5%) of the voting shares of such other corporation or entity and do not allow for its control.

7.4	No Solicitation – Customers, Suppliers and Prospects. For a period of 12 months following the date of termination of the Executive’s employment (for any reason) and in respect of the territory, the Executive shall not, without the prior written consent of Corporation, whether directly or indirectly, in any capacity, alone, or with any person, solicit, in a manner that is competitive with or potentially detrimental to the Corporation, customers, suppliers, or prospects of the Corporation or its affiliates with which the Executive either had material contact on behalf of the Corporation during the Term, or in respect of which had Confidential Information. A “prospect” is a prospective customer of the Corporation that was solicited by the Corporation in the 12 month period prior to the termination date and with respect to whom the Executive either had a direct and material involvement in the solicitation or had Confidential Information. The term “suppliers” includes distributors, representatives, agents and other parties with whom the Corporation or any of its affiliates deals and with whom the Executive either had direct and material contact with during the Term or with respect to whom had Confidential Information.

7.5	No Solicitation – Employees. For a period of 12 months following the date of termination of the Executive’s employment (for any reason), the Executive shall not, without the prior written consent of Corporation, whether directly or indirectly, in any capacity, alone, or through any person, solicit any of the personnel of the Corporation to leave their employment or terminate their engagement with the Corporation or any of its affiliates nor to hire the personnel of the Corporation or any of its affiliates for any enterprise in which the Executive has an interest (whether or not such individual would commit any breach of their contract or terms of employment or engagement by leaving the employ or the engagement of the Corporation or any of its affiliates). For clarity, the placement by the Executive of advertising in a newspaper or other publication of general circulation, or the engagement of a personnel search agency by the Executive generally (i.e. not specifically in respect of the Corporation or targeting its personnel), that results in an employee or other individual engaged by the Corporation leaving the employment of or engagement with the Corporation shall not be considered a violation of this subsection 7.5.

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7.6	Corporate Opportunities. The Executive also undertakes, during the Term, to fully disclose and make available to the Corporation and not to appropriate under any circumstance, any business opportunities relating in any way to the business and affairs of the Corporation or any of its affiliates which become known to the Executive.

7.7	Acknowledgement. The Executive acknowledges that the provisions of this Section 7 - are reasonably limited as to the time period, the geographic area and the nature of the activities to what the parties deem necessary to protect the legitimate interests of the Corporation and its affiliates, while allowing the Executive to earn a living. The Executive also acknowledge that the Corporation may over time develop and commercialize other products and may make it a condition of any improvement in the compensation of the Executive that the Executive sign a revised restrictive covenant agreement to amend or replace this Section 7 -.

7.8	Loyalty. Nothing in this Section 7 - shall operate to reduce or extinguish the obligations of the Executive arising at law or under this contract which survive at the termination of this Agreement, in particular, without limiting the foregoing, the Executive’s duty of loyalty, duty of confidentiality, fiduciary obligations and obligation to act faithfully, honestly and ethically.

SECTION 8 - CONFIDENTIALITY:

8.1	The Executive acknowledges that the Executive will receive or conceive, in carrying out the duties of CFO, confidential information pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation, which information is not in the public domain (“Confidential Information”). The Executive acknowledges that such Confidential Information belongs to the Corporation and that its disclosure or unauthorized use could be damaging or prejudicial to the Corporation and contrary to the Corporation’s best interests.

Accordingly, the Executive will respect and maintain the confidentiality of Confidential Information and not to make use of or disclose it to, or to discuss it with, any person, other than in the ordinary course of his duties with the Corporation, or as required under applicable law, without the explicit prior written authorization of the Corporation.

This undertaking to respect the confidentiality of Confidential Information shall survive and continue to have full effect notwithstanding the termination of the Executive’s employment with the Corporation to the greatest extent permitted by applicable law, so long as the Confidential Information does not become public as a result of an act by the Corporation or a third party, which act does not involve the fault of the Executive.

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8.2	The term Confidential Information includes, among other things:

(a)	work product resulting from or related to work or projects performed or to be performed by the Corporation, including, but not limited to, the interim and final lines of inquiry, hypotheses, research and conclusions related thereto and the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

(b)	products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture;

(c)	technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems, manufacturing processes, plans, drawings, tests, test reports and software;

(d)	equipment, machinery, devices, tools, instruments and accessories;

(e)	information relating to Developments (as defined below) prior to any public disclosure thereof, including, but not limited to, the nature of the developments, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

(f)	financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and customer lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data, purchasing and internal cost information, internal services, operational manuals and present and future expansion plans;

(g)	contracts and their contents, customer services, data provided by customers and the type, quantity and specifications of products and services purchased, leased, licensed or received by customers of the Corporation;

(h)	research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and know-how;

(i)	personnel information of employees of the Corporation; and

(j)	both the existence and the terms of this Agreement.

8.3	In the event the Executive is required to disclose Confidential Information pursuant to any law, regulation, governmental authority or court, the Executive shall give prompt notice to the Corporation of such requirement (where it is within the Executive’s control to provide such notice) so as to allow the Corporation sufficient opportunity to contest such requirement. The Executive will cooperate with the Corporation in any lawful efforts to prevent or limit the disclosure of such information. Any disclosure under this subsection 8.3 must be limited solely to the extent of the legal requirement.

8.4	Nothing in this Section 8 - shall be read to prevent the Executive from discussing or disclosing confidential information in connection with an investigation by the U.S. Securities and Exchange Commission, or another Canadian or U.S state or federal agency, or from filing and/or pursuing a charge or complaint with any such agency.

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SECTION 9 - OWNERSHIP OF INTELLECTUAL PROPERTY:

9.1	The Executive acknowledges and agrees that all rights, titles and interests in or to any Developments (meaning any discovery, invention, design, improvement, concept, design, specification, creation, development, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, any drawing, report, memorandum, article, letter, notebook and any other work of authorship and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and tangible embodiments relating to the foregoing, that 1) result or derive from the Executive’s employment with the Corporation or from the Executive’s knowledge or use of Confidential Information; 2) are conceived or made by the Executive (alone or jointly) in the discharge of the Executive’s duties as CFO; 3) result from or derive from the use or application of the resources of the Corporation; or 4) relate to the business operations of the Corporation or the actual or demonstrably anticipated research and development by the Corporation) and all Intellectual Property (meaning all common law, statutory and other intellectual and industrial property rights, including, without limiting the generality of the foregoing: 1) rights to any patents, trademarks, service marks, trade names, domain names, copyright, database rights, designs, industrial designs, trade secrets, integrated circuit rights and topography rights; and 2) all domestic and foreign registrations, applications, divisionals, continuations, continuations-in-part, re-examinations and renewals thereof) in and to the Developments shall be owned exclusively by the Corporation.

9.2	Without further compensation, the Executive hereby irrevocably quit-claims, assigns and agrees to assign to the Corporation all of the Executive’s Intellectual Property rights, title and interest in and to as of their creation and to make full and prompt disclosure to the Corporation of all information relating to any Developments unless specifically released from such obligation in writing by the Corporation’s Board of Directors. The Executive understands that this assignment is intended to, and does, extend to Developments currently in existence, in development, as well as Developments which have yet to be created.

9.3	In addition, without further compensation, the Executive renounces all legal rights in any Developments. The Executive irrevocably waives, in favour of the Corporation, its successors, assigns and nominees, all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect) or similar legislation in any applicable jurisdiction, or at common law, to the full extent that such rights may be waived in each respective jurisdiction, that the Executive may have now or in the future with respect to the Developments. The Executive acknowledges that the Corporation has the right to use, modify or reproduce any Developments realized by the Executive, at its entire discretion, without the Executive’s authorization and without the Executive’s name being mentioned.

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9.4	At any time during the Term or after the termination of the employment of the Executive, the Executive shall sign, acknowledge and deliver, at the Corporation’s expense, but without compensation other than a reasonable sum for the Executive’s time devoted thereto if the employment has then terminated, any document required by the Corporation to give effect to this Section 9 -. The Executive shall also provide such other assistance as the Corporation or one of its affiliates may require, without compensation other than a reasonable sum for the Executive’s time devoted thereto if the employment has then terminated, with respect to any proceeding or litigation relating to the protection or defense of intellectual property rights belonging to the Corporation or any of its affiliates. In particular, the Executive agrees to execute on demand, whether during or after the Term, any applications, transfers, assignments or other documents as the Corporation may consider necessary for the purpose of either:

(a)	obtaining, maintaining, vesting or assigning absolute title in any Developments and any Intellectual Property related thereto in, to or for the Corporation; or

(b)	applying for, prosecuting, obtaining or protecting any patent, copyright, industrial design or trade-mark registration or any other similar right pertaining to any Intellectual Property in Developments in any country. The Executive further agrees to cooperate and assist the Corporation in every way possible in the application for or prosecution of rights pertaining to such Intellectual Property.

9.5	The entirety of this Section 9 - shall be binding on the Executive’s heirs, assigns and legal representatives.

SECTION 10 - RECOGNITION AND REMEDIES:

10.1	Recognition. The Executive expressly recognizes and expressly acknowledges that:

(a)	Section 7 -, Section 8 - and Section 9 - of this Agreement are of the essence of this Agreement, and that the Corporation would not have entered into this Agreement without the inclusion of those provisions and the Executive’s commitment to abide by same.

(b)	the application of Section 7 -, Section 8 - and Section 9 - of this Agreement will not have the effect of prohibiting the Executive from earning a living in a satisfactory manner in the event of the termination of employment under this Agreement.

(c)	Section 7 -, Section 8 - and Section 9 - of this Agreement grant to the Corporation only such reasonable protection as is necessary to preserve the legitimate interests of the Corporation and the Executive equally recognizes, in this respect, that the description of the business and the territory contained in Section 7 - are reasonable.

10.2	Remedies. The Executive recognizes and expressly acknowledges that the Corporation would be subject to irreparable harm should any of the provisions of Section 7 -, Section 8 - and Section 9 - be infringed, or should any of the Executive’s obligations under this Agreement be breached by the Executive, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Corporation, in addition to all other remedies, will be entitled as a matter of right to equitable relief, including temporary or permanent injunction to restrain such breach or a threatened breach.

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SECTION 11 - OWNERSHIP OF FILES AND OTHER PROPERTY:

11.1	Any property of the Corporation, including any file, sketch, drawing, letter, report, memorandum or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc, software, electronic communication device or any other property, which comes into the Executive’s control or possession during the Term, regardless of whether the Executive participated in its preparation or design, how it may have come under the Executive’s control or into the Executive’s possession and whether it is an original or a copy, shall at all times remain the property of the Corporation and, forthwith upon any request by the Corporation and upon the termination of the Executive’s employment (for any reason), shall promptly be returned to the Corporation or its designated representative by the Executive. The Executive may not keep a copy or give one to a third party without the prior expressly written permission of the Chairman of the Board.

SECTION 12 - NON DISPARAGEMENT:

12.1	Except as may be required by law, during and following the Term neither the Corporation nor the Executive shall make any disparaging statements or remarks (including, without limitation, the repetition or distribution of disparaging rumours, allegations, negative reports or comments), verbally or in writing, in any medium, including social media, about the other to any person or entity outside the Corporation except to the extent required by law.

SECTION 13 - TERMINATION OF PRIOR CONTRACTS:

13.1	As of the effective date hereof, this Agreement supersedes and cancels any prior agreement, including but not limited to any understandings, negotiations and discussions, verbal or written, with respect to the Executive’s employment with the Corporation.

SECTION 14 - NO CONFLICTING OBLIGATIONS:

14.1	The Executive represents and warrants to the Corporation that:

(a)	there exists no agreement or contract, and the Executive is not subject to any obligation, which restricts the Executive from (i) being employed by the Corporation; (ii) performing the duties of CFO; (iii) soliciting business for the Corporation; or (iv) using information within his knowledge or control which may be useful in the performance of the CFO duties for the Corporation;

(b)	in the performance of the duties as CFO for the Corporation, the Executive shall not improperly bring to the Corporation or use any trade secrets, confidential information or other proprietary information of any third party; and

(c)	the Executive shall not infringe the intellectual property of any third party.

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SECTION 15 - SUSPENSION WITH PAY:

15.1	The Executive acknowledges that, during the course of the Executive’s employment, the Board may exercise its discretion to suspend the Executive with pay in furtherance of any internal investigation relating to the Executive’s conduct.

SECTION 16 - SURVIVAL:

16.1	Notwithstanding the termination of the employment of the Executive under this Agreement, each party shall remain bound by the provisions of this Agreement which by their terms impose obligations upon that party that extend beyond the termination of the employment of the Executive under this Agreement.

SECTION 17 - FURTHER ASSURANCES:

17.1	The parties shall, with reasonable diligence, do all things and provide all reasonable assurances as may be required to give effect to this Agreement and carry out its provisions, including providing such further documents or instruments reasonably required by any other party.

SECTION 18 - ASSIGNMENT:

18.1	Except as otherwise expressly provided herein, neither this Agreement nor any rights or obligations are assignable by the Executive. The Corporation may assign this Agreement to any of its affiliates or subsidiaries or to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation. The Executive, by the Executive’s signature hereto, expressly consents to such assignment and, provided that such successor agrees to assume and be bound by the terms and conditions of this Agreement, all references to the “the Corporation” herein shall include its successor.

SECTION 19 - AMENDMENT OF THE AGREEMENT:

19.1	To be valid and enforceable, any amendment to this Agreement must be confirmed in writing by each of the Corporation and the Executive.

SECTION 20 - COMPLIANCE WITH EMPLOYMENT STANDARDS LEGISLATION:

20.1	In the event that the minimum standards set out in the applicable employment standards legislation (as may be amended from time to time) are more favorable to the Executive in any respect than a term or provision provided for in this Agreement, the statutory provisions will apply in respect of that term or provision.

SECTION 21 - NOTICES:

21.1	Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand-delivered. In the case of hand-delivery, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non-business day, the notice shall be deemed to have been received on the following business day.

For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:

For the Corporation, the address is: c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto Ontario M5K 1E7, Canada.

For the Executive, the address is: 4995 de la Monrandiere, Pierrefonds, Quebec, H9K 1S7 Canada.

SECTION 22 - SUCCESSORS:

22.1	This Agreement shall be binding on the successors, heirs, assignees and legal representatives of all of the parties hereto.

SECTION 23 - CHOICE OF LAW AND JURISDICTION:

23.1	This Agreement shall be governed by and interpreted in accordance with the laws, including conflicts of laws, by the Province of Quebec and the laws of Canada applicable therein. Both during and after the performance of this Agreement, each of the parties will make bona fide efforts to resolve any disputes arising between them by amicable negotiations. All disputes arising out of or in connection with this Agreement, or in respect of any relationship between the parties, will be referred to and finally and confidentially resolved by arbitration under the Quebec Code of Civil Procedure. The place of arbitration will be Montreal, Quebec, Canada. Either party may apply to the arbitrator(s) appointed pursuant to the Code of Civil Procedure seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Before an arbitrator makes a final determination on the merits of the controversy, either party also may, without waiving any remedy under this Agreement, seek from any Quebec Court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party.

SECTION 24 - SEVERABILITY:

24.1	If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement, which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable. Moreover, if any provision of this Agreement is deemed to be overbroad or otherwise unenforceable as written, the parties agree that such provision should be modified and reformed, and then enforced, to the maximum extent permitted by applicable law.

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SECTION 25 - LANGUAGE:

25.1	All of the parties hereto expressly agree that this Agreement be drafted, read and interpreted in the English language. Les parties ont expressément demande que ce contrat soit rédigé en langue anglaise.

SECTION 26 - INDEPENDENT LEGAL ADVICE:

26.1	The Executive acknowledges that the Executive has been advised to obtain, and either has obtained or has been afforded the opportunity to obtain, independent legal advice with respect to this Agreement and understands the nature and consequences of this Agreement.

SECTION 27 - PERSONAL INFORMATION

27.1	The Executive acknowledges that the Corporation will collect, use and disclose health and other personal information for employment and business related purposes. The Executive consents to the Corporation collecting, using and disclosing health and other personal information of the Executive for employment and business related purposes in accordance with the privacy policy of the Corporation.

SECTION 28 - COUNTERPARTS:

28.1	This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts will together constitute one and the same Agreement. This Agreement may be executed and transmitted electronically and any version so executed and transmitted will be deemed to be as effective as if originally executed.

NOW, THEREFORE, the Corporation and the Executive have duly signed this Agreement on the dates shown by their names below.

AETERNA ZENTARIS INC.

By:

Title:	President and Chief Executive Officer (CEO)
Printed Name: Dr. Klaus Paulini

Date:	10. December 2021

GIULIANO LA FRATTA		WITNESS

Giuliano La Fratta

Date:	Dec 13, 2021	Printed Name _________________________

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